EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for First Quarter 2020

  Proprietary allogeneic CAR T-cell programs on track in Phase 1 dose escalation trials; AMELI-01 in r/r AML patients, BALLI-01 in r/r B-ALL patients and MELANI-01 in r/r MM patients
  Appointed Chief Medical Officer, Carrie Brownstein, M.D., who joins from Celgene
  Construction progress of GMP manufacturing facilities on track in Paris and Raleigh
  Cash position1 of $351 million as of March 31, 2020

_____________________________
1 Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $26 million as of March 31, 2020.

NEW YORK, May 06, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the three-month period ended March 31, 2020.

“From the beginning of the COVID-19 crisis, we have made it our priority to continue all of our operations. Our three Phase 1 clinical trials are ongoing and on track, reinforcing Cellectis’ resilient commitment to cure cancer patients. We enrolled patients throughout our three Phase 1 dose escalation trials, advanced preclinical programs and remained on schedule with the construction of our in-house GMP manufacturing facilities in Raleigh and Paris,” said Dr. André Choulika, Chairman and CEO, Cellectis. “We also welcomed a new significant member to our leadership team, Dr. Carrie Brownstein, as Chief Medical Officer. Dr. Brownstein’s outstanding track record in oncology and her industry experience from Roche, Regeneron and Celgene, where she progressed products from early clinical development through commercialization, will drive the execution of our innovative UCART clinical platform.”

Cellectis will hold a conference call for investors on Thursday, May 7, 2020 at 7:30 AM EDT / 1:30 PM CET. The call will include the Company’s first quarter results and an update on business activities.

The live dial-in information for the conference call is:

US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until May 20, 2020 by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International)

Conference ID: 13688263

First Quarter 2020 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

During the first quarter of 2020, we continued to enroll patients in our three proprietary Phase 1 dose escalation trials, AMELI-01 evaluating UCART123 in relapsed/refractory (R/R) acute myeloid leukemia, BALLI-01 evaluating UCART22 in R/R B-cell acute lymphoblastic leukemia and MELANI-01 evaluating UCARTCS1 in R/R multiple myeloma.

At the time of this update, all three clinical trials continue to progress through their respective dose levels. As a reminder, MELANI-01 and BALLI-01 are scheduled to complete 3 consecutive dose cohorts and AMELI-01 is scheduled to complete 4 consecutive dose cohorts, with an average duration of 3 months per dose cohort followed by expansion cohorts at the optimal dose.

The primary objective of each first-in-human dose escalation study is to evaluate the safety and determine an optimal UCART dose and corresponding lymphodepletion regimen. In addition to safety, correlative studies will evaluate T-cell expansion, window of persistence and anti-tumor activity at all dose levels.

Our allogeneic CAR T-cell product candidates have been manufactured, shipped and received by our clinical centers in the second half of 2019. Our clinical vials currently in storage are expected to cover at least the dose escalation portion of our three ongoing Phase 1 trials.

We plan to share preliminary data on our programs by the end of this year likely around the time of relevant scientific meetings, provided the enrollment of new patients and ability to conduct patient follow-up would not be significantly adversely impacted by the COVID-19 situation.

New Appointment

In April 2020, Cellectis announced the appointment of Carrie Brownstein, M.D., to the role of Chief Medical Officer. Dr. Brownstein oversees clinical research and development for Cellectis’ clinical programs. She is assuming her new position based in the Cellectis New York office and is joining the Company’s executive committee.

Dr. Brownstein joins Cellectis as a seasoned clinical and medical expert from Celgene, where she most recently served as Vice President, Global Clinical Research and Development, Therapeutic Area Head for myeloid diseases. In this role, Dr. Brownstein managed a clinical team of physicians and scientists across multiple global sites and was responsible for management and cross-functional development of products to treat patients with myeloid diseases. Prior to Celgene, Dr. Brownstein served as Executive Director, Clinical Sciences Oncology at Regeneron Pharmaceuticals where she led teams investigating multiple early development programs and assets, including T-cell engaging bispecific antibodies. Dr. Brownstein started her industry career at Hoffman-La Roche (Roche Pharmaceuticals), where she held roles of increasing responsibility, and most recently served as Senior Medical Director supporting the development and approval of a number of hematology and oncology therapies. Prior to her career in industry, Dr. Brownstein practiced medicine as a pediatric oncologist within notable New York institutions such as New York Presbyterian Columbia University and Mount Sinai Medical Center.

Dr. Brownstein received her M.D. from Tufts University School of Medicine and completed her internship and residency at the Babies and Children’s Hospital of Columbia Presbyterian Medical Center (NYP, Morgan Stanley Children’s Hospital) in New York, NY. She completed a fellowship in pediatric hematology and oncology at Memorial Sloan Kettering Cancer Center also in New York, NY.

GMP Manufacturing

In parallel, Cellectis is continuing construction of its in-house manufacturing facilities in Paris and Raleigh, and remains on track for their anticipated go-live dates in 2020 and 2021 respectively.

The 14,000 square foot manufacturing facility in Paris, France is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products. The 82,000 square foot commercial-scale manufacturing facility in Raleigh, North Carolina is designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval.

Partnered Pipeline Updates

On March 4, 2020, we announced the execution of an amendment to the License, Development and Commercialization Agreement with Les Laboratoires Servier (Servier). Under this amendment, Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501 and ALLO-501A, an anti-CD19 candidate in which the domains recognizable by rituximab recognition domains have been removed,

In this amendment, financial terms were improved to include an additional USD 27.6 million (EUR 25 million) upfront payment, as well as up to USD 410 million (EUR 370 million) in clinical and commercial milestones. The royalty rate was also increased from tiered high single-digit royalties to flat low double-digit royalties based on annual net sales of the licensed products.

In addition, Cellectis regained exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

With respect to the three out-licensed programs, Allogene Therapeutics has announced that the ALPHA clinical trial evaluating UCART19 in R/R Diffused Large B-cell Lymphoma and Follicular Lymphoma, and the UNIVERSAL clinical trial evaluating UCARTBCMA in R/R multiple myeloma, have continued to enroll and dose patients, while the PALL and CALM clinical trials evaluating UCART19 in R/R B-cell acute lymphoblastic leukemia, which is sponsored by Servier, has halted recruitment due to the COVID-19 crisis.

Intellectual Property

In March 2020, Cellectis announced that the US Patent and Trademark Office (USPTO) had granted to the Company a new patent covering methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. This patent US10,584,352 claims “a method of preparing and administering T-cells for immunotherapy comprising the steps of: (a) providing primary human T-cells from a donor, (b) genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), comprising expressing in the cells (i) a Cas9 endonuclease fused to a nuclear localization signal (NLS), and (ii) a guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, (c) expanding the genetically modified T-cells, and (d) administering at least 10,000 of the expanded genetically modified T-cells to a patient.”

This patent complements the European patent EP3004337, claiming a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017 and upheld by the European Patent Office (EPO) in November 2019 following an opposition procedure initiated in May 2018.

In January 2020, Cellectis was also granted European Patent EP3116902, which claims “a method for preparing an engineered T-cell comprising the steps of (a), inhibiting the expression of beta 2-microglobulin (B2M) and/of class II major histocompatibility complex transactivator (CIITA) in a T-cell that has been provided; and (b) inactivating at least one gene encoding a component of the T-cell receptor (TCR) in said T-cell; and (c) introducing into said T-cell an exogenous nucleic acid molecule comprising a nucleotide sequence coding for a Chimeric Antigen Receptor (CAR) directed against at least one antigen expressed at the surface of a malignant or infected cell.”

Scientific Publication

In January 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) could potentially poses during treatment.

New Partnerships

In January 2020, Cellectis and Iovance Biotherapeutics entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology, addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

COVID-19 Update

The COVID-19 pandemic and government actions to contain it have resulted in significant disruptions to various public and commercial activities, caused disruptions to global and regional supply chains, and weighed heavily on global and regional economic conditions. As described above, Cellectis has experienced limited disruption to date from the COVID-19 crisis and has continued operations, with our three Phase 1 clinical trials and the construction of our manufacturing facilities remaining on track.

At Calyxt, there has been limited disruption to date on research and development and seed distribution. However, the COVID-19 crisis has resulted in lower demand for high oleic soybean oil, corresponding to overall lower industry demand resulting from disruptions to the food industry. Potential disruptions to protein processing facilities may also impact demand for high oleic soybean meal among Calyxt’s protein producer customers. Calyxt is responding to demand pricing and market uncertainties by adjusting its short-term crush strategy and evaluating operating expense reductions to increase financial flexibility and liquidity.

The COVID-19 situation is evolving rapidly and there remains a high degree of uncertainty regarding the duration and severity of the pandemic, government actions to contain it, and the potential impact on global and regional economic activity. Accordingly, the overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 68.8% stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this First Quarter 2020 financial results press release.

First quarter 2020 Financial Results

Cash: As of March 31, 2020, Cellectis, including Calyxt, had $351 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $304 million are attributable to Cellectis on a stand-alone basis. This compares to $364 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2019 of which $304 million was attributable to Cellectis on a stand-alone basis. This net decrease of $13 million primarily reflects (i) $33 million of proceeds in the first quarter of 2020 received from Servier in connection with the March 2020 amendment to the License, Development and Commercialization Agreement (including €5 million of Value Added Taxes which were repaid in April 2020), which was offset by (ii) $29 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (iii) $13 million of net cash flows used in operating and capital expenditures activities of Calyxt and (iv) $4 million of unfavorable FOREX impact. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of March 31, 2020 will be sufficient to fund their operations into late 2021 while amounts attributable to Cellectis will be sufficient to fund our operations into 2022.

Revenues and Other Income: Consolidated revenues and other income were $52 million for the three months ended March 31, 2020 compared to $3 million for the three months ended March 31, 2019. 95% of consolidated revenues and other income was attributable to Cellectis in the first quarter of 2020. This increase between first quarter 2020 and 2019 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. The remaining increase was explained primarily by higher high oleic soybean meal revenues at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $5 million for the three-month period ended March 31, 2020 compared to $1 million for the three-month period ended March 31, 2019. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $21 million for the three-month period ended March 31, 2020 compared to $15 million for the three-month period ended March 31, 2019. 87% of consolidated R&D expenses was attributable to Cellectis in the first quarter of 2020. The $6 million increase between first quarter 2020 and 2019 was primarily attributable to higher employee expenses and non-cash stock-based compensation expenses of respectively $2 million and $1 million, respectively, and to higher purchases and external expenses of $3 million at Cellectis.

SG&A Expenses: Consolidated SG&A expenses were $12 million for the three-month period ended March 31, 2020 compared to $11 million for the three-month period ended March 31, 2019. 47% of consolidated SG&A expenses was attributable to Cellectis in the first quarter of 2020. The $1 million increase was attributable to higher purchases and external expenses of $1 million at Calyxt.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net income attributable to Shareholders of Cellectis was $20 million (or $0.47 income per share) for the three-month period ended March 31, 2020, of which $28 million was attributed to Cellectis, compared to a loss of $15 million (or $0.36 loss per share) for the three-month period ended March 31, 2019, of which $10 million was attributable to Cellectis. This $35 million increase in net gain between first quarter 2020 and 2019 was primarily driven by a significant increase in revenues of $49 million which was partially offset by an increase in operating expenses of $11 million and a decrease in net financial gains of $3 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net income attributable to Shareholders of Cellectis was $24 million (or $0.57 income per share) for the three-month period ended March 31, 2020, of which $31 million was attributable to Cellectis, compared to a loss of $11 million (or $0.26 loss per share) for the three-month period ended March 31, 2019, of which $7 million was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing on our cash spending at Cellectis for the remainder of 2020 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1;
  Building our state-of-the-art manufacturing capabilities in Paris and Raleigh; and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2019	March 31, 2020

ASSETS
Non-current assets
Intangible assets	1,108	1,094
Property, plant, and equipment	23,712	36,811
Right-of-use assets	45,612	47,814
Other non-current financial assets	5,517	7,484
Total non-current assets	75,949	93,204
Current assets
Inventories	2,897	3,591
Trade receivables	2,959	3,003
Subsidies receivables	9,140	11,230
Other current assets	15,617	13,969
Current financial assets	20,385	59,005
Cash and cash equivalents	340,522	287,133
Total current assets	391,520	377,931
TOTAL ASSETS	467,469	471,135
LIABILITIES
Shareholders’ equity
Share capital	2,767	2,767
Premiums related to the share capital	843,478	846,839
Currency translation adjustment	(22,641)	(29,254)
Retained deficit	(406,390)	(508,590)
Net income (loss)	(102,091)	20,081
Total shareholders’ equity - Group Share	315,123	331,843
Non-controlling interests	40,347	38,744
Total shareholders’ equity	355,470	370,588
Non-current liabilities
Non-current lease debts	46,540	48,699
Non-current provisions	2,855	2,841
Total non-current liabilities	49,395	51,540
Current liabilities
Current lease debts	1,067	1,342
Trade payables	29,264	26,873
Deferred revenues and contract liabilities	20,033	543
Current provisions	3,743	3,260
Other current liabilities	8,497	16,990
Total current liabilities	62,604	49,008
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	467,469	471,135

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS –
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended March 31,
	2019	2020

Revenues and other income
Revenues	1,036	50,128
Other income	2,395	1,778
Total revenues and other income	3,431	51,907
Operating expenses
Cost of revenue	(586)	(4,600)
Research and development expenses	(14,508)	(20,724)
Selling, general and administrative expenses	(11,488)	(12,146)
Other operating income (expenses)	33	(25)
Total operating expenses	(26,550)	(37,495)
Operating income (loss)	(23,119)	14,412
Financial gain (loss)	5,396	2,190

Income tax	-	-
Net income (loss)	(17,723)	16,602
Attributable to shareholders of Cellectis	(15,248)	20,081
Attributable to non-controlling interests	(2,476)	(3,480)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.36)	0.47
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.36)	0.47

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended March 31, 2019			For the three-month period ended March 31, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	158	878	1 036	2 377	47 751	50 128
External other income	63	2 332	2 395	-	1 778	1 778
External revenues and other income	220	3 211	3 431	2 377	49 530	51 907
Cost of revenue	(34)	(553)	(586)	(3 879)	(720)	(4 600)
Research and development expenses	(2 024)	(12 485)	(14 508)	(2 633)	(18 091)	(20 724)
Selling, general and administrative expenses	(6 059)	(5 429)	(11 488)	(6 464)	(5 682)	(12 146)
Other operating income and expenses	3	29	33	(20)	(5)	(25)
Total operating expenses	(8 113)	(18 437)	(26 550)	(12 996)	(24 497)	(37 495)
Operating income (loss) before tax	(7 893)	(15 226)	(23 119)	(10 619)	25 032	14 412
Financial gain (loss)	214	5 182	5 396	(334)	2 523	2 190
Net income (loss)	(7 679)	(10 044)	(17 723)	(10 953)	27 555	16 602
Non controlling interests	(2 476)	-	(2 476)	(3 480)	-	(3 480)
Net income (loss) attributable to shareholders of Cellectis	(5 203)	(10 044)	(15 248)	(7 473)	27 555	20 081
R&D non-cash stock-based expense attributable to shareholder of Cellectis	64	1 057	1 120	(90)	2 274	2 185
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1 558	1 701	3 259	747	1 087	1 834
Adjustment of share-based compensation attributable to shareholders of Cellectis	1 622	2 758	4 379	657	3 361	4 019
Adjusted net income (loss) attributable to shareholders of Cellectis	(3 582)	(7 286)	(10 868)	(6 817)	30 917	24 100
Depreciation and amortization	(371)	(1 155)	(1 527)	(490)	(1 555)	(2 045)
Additions to tangible and intangible assets	347	1 305	1 652	148	13 828	13 975

Net cash used in operating activities	(9 335)	(13 063)	(22 398)	(12 416)	13 874	1 458

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended March 31,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(15,248)	20,081
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	4,379	4,019
Adjusted net income (loss) attributable to shareholders of Cellectis	(10,868)	24,100

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.26)	0.57

Weighted average number of outstanding shares, basic (units) (1)	42,430,069	42,465,669

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.26)	0.57

Weighted average number of outstanding shares, diluted (units) (1)	42,457,133	42,498,423

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.
As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).
Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions.  These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of construction and operational capabilities at our planned manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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